[LOGO] BROCKER Technology Group                       2150 Scotia One
                                                    10060 Jasper Avenue
                                             Edmonton, Alberta T5J 3R8, Canada


Brocker To Expand Pacific Rim Operations by Acquiring Datec


AUCKLAND, NEW ZEALAND - August 21, 2000 - Brocker Technology Group Ltd. (Nasdaq:BTGL - TSE:BKI), a business-to-business communications company, announced today that it has signed a Heads of Agreement (Binding Letter of Intent) to acquire Generic Technology Limited, the holding company of The Datec Group. This is Brocker's largest acquisition to date, and one that will significantly expand its presence in Australasia and the South Pacific. Completion of this acquisition is dependent upon completion of satisfactory due diligence and signing of a mutually acceptable formal agreement, and is also subject to obtaining required regulatory approval.

The Datec Group is a leading information technology company in the South Pacific with 1999 revenues of CDN$45.6 million. The Datec Group ("Datec"), consists of 12 separate companies employing over 300 people, with offices in six countries - Australia, New Zealand, Fiji, Papua New Guinea, Vanuatu and the Solomon Islands.

Brocker's CEO, Michael Ridgway said that the acquisition is a part of Brocker's strategy of global expansion. "We've said all along that a key part of our vision is to expand our global footprint, enabling us to roll out our business-to-business communication products and services into new markets. Brocker and Datec have been working along side each other in the South Pacific with complementary solutions for the past decade, so it is very satisfying and rewarding to bring our two companies together."

Datec's Executive Director, Michael Ah Koy said, "We're delighted to become part of the Brocker Technology Group. We're working on a number of exciting business opportunities right now, particularly in the areas of communication technology and software development. These projects complement Brocker's own intellectual property, and we see many synergies between our two firms. We are confident about Brocker's future in e-communications worldwide, and we feel that it's the right time to come on board."

Datec will be merged into Brocker's Professional Services and Application Development divisions. The purchase price for the acquisition is approximately CDN$25 million, of which 70% will be paid in Brocker shares valued at CDN$10.00 per share; the balance will be in cash payments over a 3 year period.

ABOUT DATEC

Datec  develops  and markets  business  software  solutions  to medium and large commercial and government organizations. Datec's range of solutions is extensive, including network design and implementation, wireless communication and software development. Datec markets its products across the South Pacific from six regional offices.

ABOUT BROCKER TECHNOLOGY GROUP

Brocker Technology Group www.brockergroup.com is a global innovator in business-to-business communication systems focusing on application development, technical consulting services, application hosting, and vendor services (Brocker's original technology distribution and service business). Brocker's e-communications products, collectively called EC Suite (Enterprise Communication Suite), include Supercession www.supercession.com (e-business transaction processing software), Bloodhound www.bloodhound.co.nz (unified messaging software) and Powerphone (caller ID software that also displays all of the client's transaction history). Brocker has established partnering agreements with KPMG and PeopleSoft. Brocker's Supercession is designed to integrate with PeopleSoft's non-internet based ERP software.

Brocker began trading on the Nasdaq on Monday, August 21, 2000.

COMPANY CONTACTS:                 United States                       Canada
Robert Rowell                     Lisa Arnold                         Anthony Zelen
Investor Relations                Wall Street Investor Relations      Mindshare Communications
Telephone 800-299-7823            Corp                                Telephone: 888-301-6788
E-mail: brocker@cadvision.com     Telephone: 301-907-4092             Email: bki@mindsharecommunications.com
                                  Email: Larnold@WallStreetIR.com

"SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: The statements contained in this release which are not historical facts are forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the Company's entry into new commercial businesses; the risk of obtaining financing, and other risks described in the Company's Securities and Exchange Commission filings. In addition, completion of the acquisition of Generic Technology Limited is dependent upon completion of satisfactory due diligence, the entering into of a mutually acceptable formal agreement, and is subject to obtaining required regulatory approvals, and there is no assurance that this proposed acquisition will be completed. Product names mentioned herein may be trademarks and/or registered trademarks of their respective companies.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.